Marc D. Jaffe	53rd at Third
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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Windsor

Re:                             Houlihan Lokey, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted May 8, 2015
CIK No. 0001302215

Ladies and Gentlemen:

On behalf of our client, Houlihan Lokey, Inc., a California corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially publicly filed with the Commission on the date hereof.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Christopher M. Crain, the Company’s General Counsel, dated June 30, 2015.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of the Registration Statement, marked to show changes against Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 10, 2015

Overview, page 1

1.              We note that you revised your 2000 revenues from the $205 million disclosed in your initial Draft Registration Statement to the $144.1 million disclosed in the amendment submitted June 18, 2015. Please tell us the reason for the change in revenue for the year 2000.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reason for the change in revenue for the year 2000 is because the Company’s initial Draft Registration Statement included revenues for calendar 2000.  This presentation was revised in Amendment No. 1 to the Company’s Draft Registration Statement to include revenues for the fiscal year ended March 31, 2000.

Risk Factors, page 21

Risks Related to Our Business, page 21

2.              We note your risk factor about the significant control over your corporate actions that ORIX will retain following the offering. Please add a separate risk factor in this section that discusses your significant continued exposure to ORIX from a business standpoint after the offering. For instance, we note that you had $328 million in receivables with ORIX and its affiliates as part of your existing cash management arrangements. After the offering, the new Cash Management Agreements contemplate lending up to $400 million to ORIX and ORIX Global. Finally, we note that ORIX will continue to provide services, including management, accounting and regulatory services, to you after the offering under the Transition Services Agreement. Consequently, if ORIX were to encounter operational or financial difficulties, your operations or financial condition may be impacted.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include a separate risk factor discussing its continued exposure to ORIX from a business standpoint after the offering. See page 33.

Corporate Reorganization, page 41

3.              We note your response to prior comment 11. Please revise your disclosure to provide a brief description of the non-operating assets that will be included in the distribution to your existing owners.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Registration Statement to provide the requested disclosure. See page 44.

July 10, 2015

4.              In certain places in your amendment you seem to imply that there may be certain HL Holders who are not party to the HL Voting Trust Agreement (e.g., “the HL Holders party to the HL Voting Trust Agreement will deposit their common stock…” on page 42). In other places, however, you imply that all of the HL Holders will be party to the HL Voting Trust Agreement (e.g., “the HL Holders through the HL Voting Trust will own shares of Class B Common Stock…” on page 43). Please revise your disclosure to clarify whether you anticipate that all or only some HL Holders will become party to the HL Voting Trust Agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Registration Statement to clarify that it anticipates that no more than an immaterial amount of shares of common stock will be held by the Company’s existing owners (other than ORIX USA) that do not become party to the HL Voting Trust Agreement. See pages 16 and 44.

Financial Advisory Services, page 58

5.              We note from your discussion on page 7 that your Financial Advisory Services segment includes a wide range of services including Transaction Opinions, Portfolio Valuation, Tax and Financial Reporting Valuation and Consulting Services. Please enhance your Financial Advisory Services revenue discussion to discuss the relative contribution of each major service contributor to the respective revenues for the periods presented as well as the drivers for significant changes in contribution.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe it is necessary or appropriate to quantify the relative contribution of each major service contributor within the Financial Advisory Services segment.  The public disclosure of such information below the segment level would provide the Company’s competitors with commercially sensitive information about the Company and its businesses. Because the Company does not have access to similar information regarding its competitors, disclosure of such information would place the Company at a substantial competitive disadvantage.  Furthermore, the Company does not believe that such information would be material to an understanding of the Company’s business as the largest service within the Financial Advisory Services segment represents less than 4.6% of the fiscal 2015 revenues of the Company. Accordingly, the Company believes the disclosure provided is sufficient.

July 10, 2015

Contractual Obligations, 61

6.              We note your response to prior comment 25. Please tell us and provide the details to support your conclusion that the financial impact related to the calls and put rights that were issued under an agreement related to an unconsolidated entity are not material to your financial statements. Additionally, tell us how you concluded that disclosure related to this transaction was not required as a subsequent event pursuant to the guidance in ASC 855-10-25-3 and 855-10-55-2.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the requirements set forth in ASC 855-10-25-3 and 855-10-55-2 and evaluated the impact of the calls and put rights associated with its participation in a joint venture in Australia on its consolidated revenues and consolidated net income. As previously noted in the Company’s Draft Registration Statement, the calls and put rights on the joint venture partner’s shares are exercisable at a future date at a multiple of the then preceding year’s revenues. As the joint venture has generated no revenues through March 31, 2015, any value ascribed to the calls and put rights which were recently issued in May 2015 are concluded to be immaterial.  Management will continue to assess the valuation of the calls and put rights on a periodic basis.  Based on this evaluation, the Company concluded that the supplemental disclosures pursuant to ASC 855-10-25-3 and 855-10-55-2, for the noted joint venture were not material to its consolidated financial statements.

Recognition of Revenue, page 63

7.              We note your response to prior comment 26 and the revised disclosure on page 63. Please revise to discuss the specific measures the deal team uses to evaluate the status of engagements, including the relationship of the measures to total services required to be performed. Additionally, disclose how your accounting group evaluates management’s estimate of the relative proportion of service provided through the financial reporting date to total services required to be performed.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Registration Statement to provide the requested disclosure. See page 66. The Company advises the Staff that, as noted in the Registration Statement, the Company’s fixed fee engagements are short term in duration and are small in total revenue per engagement and are, therefore, immaterial to the Company’s total revenues.  At the end of each of fiscal 2014 and fiscal 2015, revenues for engagements where revenue was recognized proportionally during such fiscal year and that were not 100% complete at the end of such fiscal year constituted less than 2% of total revenues for such fiscal year.

July 10, 2015

Description of Capital Stock, page 109

Voting Rights, page 109

8.              In the first paragraph, you state that Class A and Class B common stock have identical rights “except as otherwise expressly provided in our…certificate of incorporation.” Please revise this section to discuss all material exceptions to the general rule that are expressly provided in the certificate of incorporation, or confirm that all material exceptions have been disclosed in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement so that all material exceptions have been disclosed in this section. See page 112.

Note 2 - Summary of Significant Accounting Policies, page F-9

9.              We note your response to prior comment 40. We do not concur that your reclassification of reimbursements for out-of-pocket expenses presented net against the related expenses is in accordance with ASC 605-45-45-22 and 23. However, on the basis of materiality and since you have disclosed such amounts, we will not object to your current presentation. However if such amounts were to become material in the future, we may reconsider your policy. Additionally, you may provide us with additional information to explain how your policy complies with ASC 605-45-45-22 and 23.

Response:

The Company respectfully acknowledges the Staff’s comment and acknowledges that the Staff may reconsider the Company’s policy in the future.

Note 3 - Investments in Unconsolidated Entities, page F-13

10.       In an effort to increase transparency related to your investments in unconsolidated entities, please disclose the respective investment balance for each investment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that given that these investments are in privately held companies, the inclusion in the Registration Statement of information regarding the value of these companies implicates confidentiality concerns for the Company. Furthermore, the investment in the heavy highway construction firm based in Phoenix, Arizona will be distributed to the Company’s existing owners and out of the Company’s ownership structure prior to the completion of this offering, as described on page 44 of the Registration Statement.  Finally, the Company supplementally advises the Staff that the aggregate value of the investment in the financial advisory firm based in India and the investment in the joint venture in Australia did not exceed $5.0 million as of the end of fiscal 2015 and is, therefore, immaterial to the Company’s business.  Accordingly, the Company does not believe that such information would be material to an understanding of the Company’s business and, therefore, believes the disclosure provided is sufficient.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Scott Beiser, Chief Executive Officer, Houlihan Lokey, Inc.

J. Lindsey Alley, Chief Financial Officer, Houlihan Lokey, Inc.

Christopher Crain, Esq., General Counsel, Houlihan Lokey, Inc.

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Gregory Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Andrea Nicolas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP